[Select Comfort Corporation Letterhead]
December 21, 2007
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 7010
Washington, D.C. 20549-7010
Attn: Terence O’Brien, Melissa N. Rocha, Dorine H. Miller and Lesli Sheppard

Re:	Select Comfort Corporation
Form 10-K for Fiscal Year Ended December 30, 2006
Definitive Proxy Statement on Schedule 14A filed April 12, 2007
File No. 000-25121
Dear Ladies and Gentlemen:
On behalf of Select Comfort Corporation, I am responding to the comment letter dated November 30, 2007, from Mr. Terence O’Brien to Mr. James C. Raabe of Select Comfort Corporation (hereinafter, “the Company”), regarding the Company’s Form 10-K for the fiscal year ended December 30, 2006 and the Company’s Definitive Proxy Statement on Schedule 14A filed April 12, 2007.
The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated November 30, 2007.
Form 10-K for the year ended December 30, 2006.
Item 1. Business
Operations — Suppliers, page 6
1.	Identify each of the company’s sole source suppliers of unique and proprietary company products which you refer to in this discussion. Copies of any agreements with these parties should be filed as exhibits or the staff should be advised supplementally why these agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: Item 101(c) of Regulation S-K requires the Company to describe the business done and intended to be done by the Company, and indicates that a Company should, to the extent material to an understanding of the Company’s business taken as a whole, provide certain specified information, including the sources and availability of raw materials. On page 6, the Company provides information regarding its sources and availability of raw materials. With the exception of one Company detailed in the

United States Securities and Exchange Commission
December 21, 2007

following paragraph whose identity is withheld pursuant to a confidentiality request, the Company has consistently not provided the identities of its sources of supply because it does not believe that the identities of those sources of supply are material to an understanding of the Company’s business. While the Company is currently obtaining certain raw materials or components, including its blow-molded foundations, various components for its Firmness Control Systems, and fabrics and zippers, from suppliers who are the only suppliers used by the Company for those materials or components at this time, the Company believes that such materials or components, or suitable replacements, are generally available from other sources of supply in the ordinary course of business, if necessary. Therefore, with the exception described below concerning the Company’s supply agreement for air chambers, the identities of those suppliers are not material to an understanding of the Company’s business. In future filings, the Company will clarify that, while its current suppliers of those raw materials and manufacturing services are the only suppliers used by the Company at this time, the Company believes it can obtain such raw materials and services from other sources of supply in the ordinary course of business, if necessary.

Item 601(b)(10)(ii)(B) of Regulation S-K requires the Company to disclose any contract upon which the Company’s business is substantially dependent to a material extent. The Company has included in its Exhibit Index as Exhibit 10.39 the “Supply Agreement dated October 3, 2006 between the Company and Supplier” relating to the supply of air chambers, which is the only sole source supplier agreement upon which the Company believes the Company’s business is substantially dependent to a material extent. Confidential treatment has previously been requested and granted with respect to the name of the supplier and certain other designated portions contained within that agreement. The confidential portions have been redacted and filed separately with the Securities and Exchange Commission pursuant to Rule 14b-2 of the Securities and Exchange Act of 1934, as amended, as part of the Company’s confidentiality request originally filed on February 27, 2003, granted on May 7, 2003 and renewed on October 19, 2006 and an additional confidentiality request relating to a new restated version of that agreement filed on February 27, 2007 and granted on August 16, 2007. To the extent the Company becomes substantially dependent on other sources of supply in the future, the Company will file any agreements with those sources of supply as exhibits in future filings, subject to the right of the Company to redact any information pursuant to requests for confidential treatment.

2.	Accordingly, the description of the agreement(s) in the Exhibit Index on page 71 should also include the name of the supplier(s) you have referred to.

Response: The Company has included in its Exhibit Index as Exhibit 10.39 the “Supply Agreement dated October 3, 2006 between the Company and Supplier” relating to the supply of air chambers, which is the only agreement upon which the Company believes

United States Securities and Exchange Commission
December 21, 2007

the Company’s business is substantially dependent for the reasons detailed in the response to Comment 1 above. Confidential treatment has previously and consistently been granted with respect to designated portions of that agreement, including the name of the supplier. To the extent the Company becomes substantially dependent on other sources of supply in the future, the Company will identify the names of those sources of supply in the exhibit index in future filings, subject to the right of the Company to redact such information pursuant to requests for confidential treatment.
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30
3.	We note your disclosure in your Form 10-K that you anticipate a “challenging economic environment in 2007” and further note the discussion of your three and six months ending June 29, 2007, which discloses the fact you had a decrease in overall net sales and decreases in comparable store sales. Your disclosure does not address the reasons you are experiencing this challenging environment or the reasons for the decreasing trend in overall sales and comparable store sales. In future filings, please disclose the factors that impacted overall operations as well as the specific events and circumstances that led to comparable store sales decreases during each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company will provide in future filings the recommended disclosure of factors that management believes are impacting overall operations and comparable store sales results.
Critical Accounting Policies and Estimates, page 36
4.	Please note the disclosure of your critical accounting policies in MD&A is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please ensure, in future filings, that your discussion of critical accounting policies in MD&A addresses the existence of highly material estimates or assumptions and how these matters may affect the financial statements. For example, disclosure regarding sales returns should include expected return rates and how these expected rates have compared to historical rates. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

United States Securities and Exchange Commission
December 21, 2007

Response: The Company will provide in future filings the recommended disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Definitive Proxy Statement on Schedule 14A filed April 12, 2007
Compensation Discussion and Analysis, page 20
5.	In future filings, please provide a more detailed analysis about how you determine the amount and, where applicable, the formula for each element that you pay. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, please use quantification in your future filings.

Response: The Company will provide in future filings the recommended more detailed analysis in the Compensation Discussion and Analysis.

6.	In future filings, please disclose how your decisions regarding each compensation element affect decisions regarding other compensation elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Response: The Company will provide in future filings the recommended disclosures in the Compensation Discussion and Analysis.
Compensation Program Elements, page 22
7.	Your disclosure indicates that your compensation committee uses peer group information as well as general survey data in benchmarking compensation program elements. In future filings, please disclose the component companies of this general survey data. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: Item 402(b)(2)(xiv) of Regulation S-K notes that material information disclosed in the Compensation Discussion and Analysis varies based on the facts and circumstances, and provides a number of examples of information that may be disclosed, including “[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).” The Company respectfully notes that it has disclosed the component companies of its peer group of publicly traded companies, and the sources of the general survey data on page 22 of its 2007 proxy statement. The Company believes that the general survey data sources listed by the Company contain such a large number of component companies that disclosure of the names of the component companies would neither be useful to investors nor provide material information that would enhance the Company’s Compensation Discussion and Analysis. Specifically, the Towers Perrin 2006 Compensation Data Bank — General Executive

United States Securities and Exchange Commission
December 21, 2007

Report has 825 participating organizations, the Towers Perrin 2006 Retail/Wholesale Executive Report has 49 participating organizations, the Watson Wyatt 2006/2007 Industry Report on Top Management Compensation has 2,567 participating organizations and the William M. Mercer’s 2006 Benchmark Database Executive Survey Report has 2,510 participating organizations. The Company is also uncertain as to whether it could obtain permission to disclose the names of the component companies as it has not been provided access to the specific names of the component companies. Rather, the surveys were used as a basis for information provided to the Compensation Committee by the Company’s independent compensation consultant.

The Company intends to provide in its future filings a more detailed description of the general survey data and how the Compensation Committee uses such data in its compensation analysis and decision-making process in order to enhance the Company’s overall disclosure.

8.	In addition, your disclosure on page 25 references benchmarking of target bonus levels “against high growth companies of the same size and larger.” You also reference benchmark data “related to a retail industry peer group” on page 29. Are these companies different from the peer group and the general survey data that your compensation committee used? If so, please clarify in your future filings and disclose the component companies. Otherwise, please use consistent terms in your future filings to describe the component companies of your benchmarks.

Response: The companies used in the benchmarking of target bonus levels described on page 25 of the 2007 proxy statement are the same as the peer group and general survey data described on page 22. The benchmark data “related to a retail industry peer group” referenced on page 29 of the 2007 proxy statement was a different peer group used solely for determination of benefits payable under the Company’s Severance Plan. The Company will clarify in future filings this disclosure and, if applicable, disclose the component companies in accordance with Item 402(b)(2)(xiv) of Regulation S-K.
Annual Cash Incentive Compensation, page 23
9.	In future filings, please clarify and disclose the target levels you set for 2006. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.

Response: The Company will provide in future filings more detailed disclosure regarding historical performance targets.

United States Securities and Exchange Commission
December 21, 2007

As requested in your comment letter, the Company hereby acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above response to your comments, please call me at (763) 551-7070 to discuss any further questions or comments you might have concerning the Form 10-K or proxy statement.
Very truly yours,
/s/ Mark A. Kimball

Mark A. Kimball
Senior Vice President, Legal, General Counsel and Secretary